Mail Stop 3561

June 13, 2006

Via U.S. Mail and Facsimile

Roberto Miotto, Esq.
Senior Vice President, General Counsel and Secretary
CNH Global N.V.
100 South Saunders Road
Lake Forest, Illinois 60045

Re: **CNH Wholesale Receivables LLC**
       Registration Statement on Form S-3
       Filed May 31, 2006
       File No. 333-133489

Dear Mr. Miotto:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that all page references are to the marked copies you provided to us.

Registration Statement on Form S-3
General

1. While we note your response to prior comment 7 of our letter dated May 19, 2006, please explain to us how the asset pool information you provide would allow an investor to distinguish performance of newer accounts comprising the master trust asset pool from more seasoned accounts. Alternatively, please tell us why you do not believe disclosure of this type would be material to an investment decision. Please refer to the section III.B.4.a.ii. of the Regulation AB adopting release.

Prospectus Supplement

Credit Enhancement, page S-6

2. While we note your response to prior comment 11, we reissue. Please provide bracketed disclosure in your summary section to indicate that you will identify any credit enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB and briefly describe the protection or support provided by the enhancement. Refer to Item 1103(a)(3)(ix).

Aging Status Distribution, page S-8

3. While we note your response to prior comment 16, please revise the heading of this section as well as the tables that follow to clarify that you are presenting delinquency information by age or advise. Please add disclosure here and under the heading "Delinquency Experience" to clarify the difference in the information you are presenting through that table and this Aging Status Distribution table.

4. Furthermore, we reissue comment 16 in part. Please revise to provide statistics regarding the age of the pool assets pursuant to Item 1111(b)(5). We note your response to prior comment 7 that "95% of the accounts currently being financed through the trust have had financing relationships with CNH Capital for five (5) years or greater."

Base Prospectus

Defaulted Receivables and Recoveries; Dilutions, page 39

5. While we note your response to prior comment 22 that charging-off receivables is determined on a case by case basis, please tell us whether accounts are generally charged off after they are a certain number of days delinquent.

Paired Series, page 72

6. Please provide form of disclosure in your prospectus supplement in brackets to describe how the flow of funds would work if the securities offered would be designated as an Excluded Series. For instance, would the designation effect the "Application of Series 200[]-[] Interest Collections" and "Application of Series 200[]-[] Principal Collections" sections on page S-4?

7. Please also include in the prospectus supplement bracketed disclosure that if an early amortization event occurs for an Excluded Series, the Excluded Series will be subordinated to the Paired Series. Consider adding risk factor disclosure regarding the subordination as well.

8. Consider adding a diagram in an appropriate place to illustrate the Excluded Series feature.

9. Please tell us whether the Excluded Series principal payments are or may be reduced by the payments to the Paired Series, other than subordination if an early amortization event occurs.

10. We note in your response to our prior comment 28 that prefunding is generally used in connection with Excluded Securities. Please tell us how the Paired Series would operate if there was not a prefunding period. Consider adding disclosure, if appropriate.

11. Please refer to the second to last sentence in your response to our prior comment 28. You indicate that cash in the prefunding account is released in a corresponding amount. Where is it released?

12. Please explain how the issuance of the Excluded Series allows the trust in effect to replace an accumulating series with a new series without waiting for it to be paid in full. From your explanation, if sounds like you would have to issue an Excluded Series each time an outstanding series is being paid off or funds are being accumulated for this purpose. Could the same goal be reached in another way, such as by adding additional assets to the pool?

Enhancements, page 94

13. Please add disclosure on what you mean by "guaranteed rate agreements." Each form of credit enhancement should be described in the base prospectus.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Julie Gillespie, Esq.
        Mayer Brown Rowe & Maw LLP
        Fax: (312) 706-8328